ADVANCED SERIES TRUST

655 BROAD STREET

NEWARK, NJ 07102

September 11, 2018

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Series Trust: Registration Statement on Form N-14 (File No. 333-226607 and 811-05186) Request for Acceleration of Registration Effectiveness

Dear Mr. Zapata:

Today, via the EDGAR system, Advanced Series Trust. (the Registrant) filed Pre-Effective Amendment No. 1 to a registration statement on Form N-14 under the Securities Act of 1933, as amended (the Securities Act) (File No. 333-226607; Accession No. 0001104659-18-056174). This Pre-Effective Amendment was being filed in connection with the reorganization of AST Columbia Adaptive Risk Allocation Portfolio (the Target Portfolio), a series of the Registrant, with and into AST T. Rowe Price Diversified Real Growth Portfolio (the Acquiring Portfolio), also a series of the Registrant, in exchange for shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of all liabilities of the Target Portfolio.

Pursuant to Rule 461 under the Securities Act, the Registrant hereby respectfully requests that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective immediately, or as soon as practicable thereafter. The Registrant is aware of its obligations under the Securities Act.

The Registrant hereby acknowledges that: (1) should the U.S. Securities and Exchange Commission (the Commission) or its staff (the Staff), acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Should you have any questions please feel free to contact the undersigned at (973) 367-1495.

Sincerely yours,

/s/ Kathleen DeNicholas
Kathleen DeNicholas
Assistant Secretary
Advanced Series Trust